Exhibit 99(a)(1)

February 22, 2021

Dear Fellow Shareholder:

I am writing to notify you that on February 10, 2021, an organization that we are not affiliated with, Comrit Investments I, LP (Comrit), launched an unsolicited tender offer to purchase up to 8,800,000 shares of CNL Healthcare Properties common stock for $3.66 per share. To reiterate, we are not affiliated with Comrit or its offer.

Following a thorough evaluation of the offer, our board of directors unanimously recommends that shareholders reject Comrit’s offer. You do not need to do anything to reject the offer.

Our board believes that the unsolicited tender offer represents an opportunistic attempt to purchase shares at a low price and make a profit primarily due to COVID-19 environment. Our board further believes that Comrit’s offer deprives shareholders, who tender their shares, of the potential opportunity to realize the longer-term value of their investment in CNL Healthcare Properties.

CNL Healthcare Properties News

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Throughout 2020, the company paid all its quarterly distributions[1] in an unchanged amount from pre-pandemic levels. To date, we have not reduced our dividend like many other companies. Most recently, our board of directors declared the first quarter 2021 distributions in an unchanged amount of $0.0512 per share to be paid on or about March 11. Our board routinely meets to assess the distribution policy and amount based on several factors, and as you would expect, we cannot make further assurances regarding future distributions.

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The current estimated net asset value (NAV) is $7.81 per share as of Dec. 31, 2019. However, on or about March 11, 2021, the company is expected to update and announce its estimated NAV per share as of Dec. 31, 2020. Shareholders will then have the most recent estimated NAV prior to making any decisions with regard to Comrit’s unsolicited tender offer. The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions, and is not the amount an investor should expect to receive.

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The company continues to strategically manage its portfolio to drive performance and value during the pandemic. The health and safety of our approximately 12,500 residents and caregivers at our seniors housing communities remains our top priority as we further navigate through the global pandemic environment. During this time, it has been essential that our investment and operating teams diligently focus on protocols and best practices established and refined since the pandemic’s onset.

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Given the operating and economic uncertainty driven by the pandemic, the company has maintained its focus on a strong balance sheet, liquidity, and financial flexibility. In the third and fourth quarters of 2020, we repaid all $80 million outstanding under our corporate revolving credit facility and an $8 million maturing loan. As of February 15, we had approximately $194.9 million in cash, cash equivalents, and available capacity under our corporate line of credit. This equates to almost 2.9 times our annual corporate operating expenses and debt service obligations based on annualized 2020 third-quarter results. With our low debt level and our next maturing loan not until 2022, we believe the company is financially exceptionally well-positioned as we launch into 2021.

Why Reject the Comrit Offer?

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The Comrit tender offer of $3.66 per share is 53% less than the $7.81 estimated NAV per share, which is as of Dec. 31, 2019.[2] Our estimated NAV was determined with a leading independent advisory and appraisal firm’s assistance and detailed work.

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Comrit determined its offer price based on its analysis and concedes that it did not obtain current independent valuations or appraisals for CNL Healthcare Properties’ assets and did not retain an independent advisor to evaluate or render an opinion on the fairness of the $3.66 offer price.

•	None of CNL Healthcare Properties’ directors, executive officers, affiliates, or subsidiaries intend to sell their shares to Comrit.

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The Comrit offer specifies that any distributions made after March 30, 2021, will be assigned to them. Therefore, if you accept their tender offer, you will not receive any potential future distributions.[2]

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Comrit, in its own words, states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, Comrit is “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objective.”

For these and other reasons stated in our Schedule 14D-9 filing with the Securities and Exchange Commission (SEC) found at sec.gov, our board of directors unanimously concluded that the Comrit offer is not advisable and is not in the best interest of shareholders or CNL Healthcare Properties. In addition to this letter, I encourage you to carefully read our Schedule 14D-9 before making any decision to tender your shares.

Our board recognizes that you may decide to accept the Comrit tender offer based on your liquidity needs or financial situation, and other factors. These include the suspension of the company’s stock redemption plan, the lack of a current trading market for our shares, the uncertainty surrounding the COVID-19 pandemic, and the effects on the company and the economy. Our board is aware that shareholders must evaluate whether to tender their shares based on all the information available, including the factors considered by our board of directors and described in our filing with the SEC.

In deciding, please keep in mind that our board of directors or company cannot assure future distributions or our share’s value, which can change periodically, or forward-looking liquidity timing for shareholders.

If you have questions regarding the tender offer, please contact your financial professional. As always, thank you for your confidence and continued support in CNL Healthcare Properties.

Sincerely,

Stephen H. Mauldin

President & Chief Executive Officer

cc: Financial professional

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, could, and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the company’s stock, and/or other matters. The company’s forward-looking statements are not guarantees of future performance. Shareholders and financial advisors should not place undue reliance on forward-looking statements.

[1]

Distributions are not guaranteed in frequency or amount. The company decreased its regular quarterly cash distribution effective in the second quarter of 2019. For the quarter ended September 30, 2020, 100% of the company’s distributions were covered by operating cash flow. For the years ended December 31, 2019, (excluding the special cash distribution paid during the year covered by net sales proceeds from the sale of 55 properties), 2018 and 2017, approximately 100%, 83%, and 91%, respectively, of regular cash distributions were covered by operating cash flow and about 0%, 17% and 9% were funded with other sources. For the years ended 2016, 2015, 2014, and 2013, approximately 94%, 45%, 34%, and 13%, respectively, of total distributions, were covered by operating cash flow and approximately 6%, 55%, 66%, and 87%, respectively, were funded by offering proceeds. For the years ended December. 31, 2012, and 2011, the company’s first two years of operations, distributions were not covered by operating cash flow and were 100% funded by offering proceeds.

[2]

The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions concerning industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed, and approved the processes and methodologies and their consistency with real estate industry standards and best practices.